U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                           SEC FILE NUMBER
                                                              033-92894


                                                             CUSIP NUMBER
                                                             740366 10 9

                            (Check One):

     [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
              For Period Ended:  September 30, 1999

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information  contained  herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: Not Applicable

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Part I--Registration Information
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         Full Name of Registrant: Preferred Voice, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                                              6500 Greenville Avenue
                                                     Suite 570
                                                Dallas, Texas 75206

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X]       (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

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Part III--Narrative
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State  below in  reasonable  detail the  reasons  why annual  report,  quarterly report, transition report on Form 10-and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

The  Company is working to complete  its  accounting  and Form 10-QSB  Quarterly
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Report.  The  Company  is  examining  the  appropriate  disclosure  for  certain
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financial  events and will file its Form  10-QSB  within the  prescribed  period
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allowed by the rules relating to Form 12b-25.
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Part IV--Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

       Mary Merritt           214               265-9580
          (Name)          (Area Code)        (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes    [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes    [  ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the corresponding period for the last fiscal year, the Company did not have any income and now the Company has income. The net loss for December 31, 1999 is $228,882. The net loss at December 31, 1998 was $544,342. The
Company had revenue of $1,215,650 at December 31,1999, in comparison to only $2,609 at December 31, 1998. However, with the Company's revenue growth, overhead has also significantly increased.

                       Preferred Voice, Inc.
            (Name of Registrant as specified in charter)

has caused   this  notification to be  signed on its behalf  by  the undersigned thereunto duly authorized.

Date:  February 11, 2000


                   By:                 /s/ Mary G. Merritt
                                       -----------------------------------------
                                       Mary G. Merritt, Secretary, Treasurer and
                                       Vice President of Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).